

July 29, 2015

Via U.S. Mail
Anthony Graham Sadler
Chief Financial Officer
BGC Partners, Inc.
499 Park Avenue
New York, NY 10022

  Re: BGC Partners, Inc.
     Form 10-K for the fiscal year ended December 31, 2014
     Filed March 2, 2015
     File No. 1-35591

Dear Mr. Sadler:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2014

Item 7A. Quantitative and Qualitative Disclosure About Market Risk

Foreign Currency Risk, page 125

1. Please tell us what consideration you gave to providing a sensitivity analysis for each currency (e.g., British Pounds and Euro) that may have an individually significant impact on future earnings.

20. Commitments, Contingencies and Guarantees

Employment, Competitor-Related and Other Litigation, page 168

2. We note that on January 13, 2015 you agreed to a settlement with Tullett Prebon plc wherein you paid $100 million in aggregate to resolve all ten outstanding lawsuits. With respect to the settlement, please tell us how you have complied with ASC 450-20 in

periodic filings prior to your Form 10-K for the fiscal year ended December 31, 2014. Specifically, tell us when the loss met the probable and reasonably estimable criteria described in paragraph 2 of ASC 450-20-25. Additionally, tell us how you determined that the loss contingency was not at least reasonably possible and that it was not necessary to disclose an estimate of the possible loss or range of loss in prior periodic filings in accordance with paragraph 4 of ASC 450-20-50. Your response should include, but not be limited to, a discussion of the exact timeline of this settlement and the dates of your prior periodic filings.

Form 10-Q for the quarterly period ended March 31, 2015

Notes to Condensed Consolidated Financial Statements

4. Acquisitions, page 16

3.   We note that you have recorded an intangible asset not subject to amortization in connection with the acquisition of GFI. Please tell us more about the trade name and the factors you considered in determining that it has an indefinite life. In this regard, please tell us how you determined there are no legal, regulatory, contractual, competitive, economic, or other factors that limit the useful life of the trade name. See ASC 350-30-35-1 through -5.

20. Income Taxes, page 42

4.   Please tell us how you complied with paragraph 2 of ASC 740-30-50, or tell us how you determined it was not necessary to disclose the amount of additional tax that may be payable in the event that your undistributed foreign pre-tax earnings are repatriated.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity Analysis, page 67

5.   Please provide liquidity disclosures to discuss the potential tax impact associated with the repatriation of undistributed earnings of foreign subsidiaries in future periodic filings. In this regard, please disclose the amount of cash that is currently held by your foreign subsidiaries and disclose the impact of repatriating the undistributed earnings of foreign subsidiaries. Please provide us with the disclosure you intend to include in future periodic filings. Please refer to Item 303(A)(1) of Regulation S-K and Section IV of our Release 33-8350.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3295 with any questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Staff Accountant